AVINO SILVER & GOLD MINES LTD.
Suite 400, 455 Granville Street Vancouver, BC V6C 1T1
Ph: (604) 682-3701 Fax: (604) 682-3600

June 29, 2000

B.C. Securities Commission
1100, 865 Hornby St.
Vancouver, BC V6Z 2H4

Dear Sirs:

Re: Interim Financial Statement

We enclose herewith for filing with your office, the Company’s Interim Financial
Statement for the period ending April 30, 2000.

We confirm that on the above date the attached material was forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

Signed:
“Andrea D. Regnier”

cc: Canadian Venture Exchange Salley Bowes Harwardt: Attn: P. Bowes Bartel, Eng, Linn & Schroder, Attn: Dan Eng